Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Six
	Months Ended
	June 30,
	2018	2017
Income (loss) from continuing operations before taxes	$886	$1,008
Sub-total of fixed charges	143	146
Sub-total of adjusted income (loss)	1,029	1,154
Interest on annuities and financial products	1,307	1,292
Adjusted income (loss) base	$2,336	$2,446
Fixed Charges
Interest and debt expense (1)	$135	$127
Interest expense (income) related to uncertain tax positions	-	12
Portion of rent expense representing interest	8	7
Sub-total of fixed charges excluding interest on
annuities and financial products	143	146
Interest on annuities and financial products	1,307	1,292
Total fixed charges	$1,450	$1,438

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	7.20	7.90
Ratio of adjusted income (loss) base to total fixed
charges	1.61	1.70

(1)	Interest and debt expense excludes a $23 million loss related to the early retirement of debt in 2018.